SANGOMA TECHNOLOGIES CORPORATION
(the “Company”)
Annual General and Special Meeting of Shareholders
Held on December 12, 2023
REPORT OF VOTING RESULTS
Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2023 Annual General and Special Meeting of Shareholders of the Company held virtually on December 12, 2023. All matters voted upon at the Annual General and Special Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated November 8, 2023 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Norman A. Worthington, III	17,401,662	91.69%	1,577,347	8.31%
Allan Brett	18,018,339	94.94%	960,670	5.06%
Al Guarino	18,948,457	99.84%	30,552	0.16%
Marc Lederman	16,635,527	87.65%	2,343,482	12.35%
Giovanna Moretti	18,951,642	99.86%	27,367	0.14%
Charles Salameh	18,951,257	99.85%	27,752	0.15%

2.APPOINTMENT OF AUDITOR
KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
19,581,056	99.97%	5,035	0.03%

3.APPROVAL OF THE AMENDED AND RESTATED BY-LAW NO. 2
The ordinary resolution, as fully described in the Circular, to ratify the amended and restated By-Law No. 2, was approved. The voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
17,491,871	92.16%	1,487,138	7.84%

Dated this 12th day of December, 2023.
SANGOMA TECHNOLOGIES CORPORATION
By:    “Samantha Reburn”
    Name: Samantha Reburn
    Title: Chief Legal Officer & Corporate Secretary